Exhibit 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date: January 8, 2021

/s/ Kyle Sauers
Gregory A. Carlin, by Kyle Sauers, Attorney-in-fact

GREG AND MARCY CARLIN FAMILY TRUST

By:	/s/ Kyle Sauers
Name:	Gregory A. Carlin, Trustee, by Kyle Sauers, Attorney-in fact

RUSH STREET INTERACTIVE GP, LLC

By:	/s/ Kyle Sauers
Name:	Kyle Sauers
Title:	Attorney-in-fact